February 2, 2006

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attention: Linda van Doorn

Re:	Innofone.com, Incorporated
Form 10-KSB for the year ended June 30, 2004
Filed October 13, 2004
File No. 000-31949

Dear Ms. van Doorn:

On behalf of Innofone.com, Incorporated (the “Company”), please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated January 25, 2006. This response letter has been numbered to coincide with your comment letter.

Comment 1. Please revise your certifications filed as Exhibit 31.1 in your June 30, 2004 and 2005 Forms 10-KSB to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B. Please make conforming changes to your Forms 10-QSB for the quarters ended September 30, 2004, December 31, 2004, March 31, 2005 and September 30, 2005. Specifically, the following discrepancies were noted in your certifications:

(a)	Reference should be made to Rules “13a-15(c) and 15d-15(e)” of the Exchange Act rather than Rules “13a-14 and 15d-14”;

(b) All references to “Amendment No. 1 to Annual Report” and “Amendment No. 1 to Quarterly Report” should be replaced with “report” with exception to the first paragraph where you identify the report;

(c) Exclude any reference to the certifying officer’s title in the introductory line “I, [identify the certifying individual], certify that:”;

(d) Paragraph 1 should identify the registrant as well as the correct report included in the filing. For instance, the certification included in your June 30, 2004 Form 10-KSB refers to “Amendment No. 1” rather than “Amendment No. 2)”;

(e) The following language should be inserted in paragraph 4(d), “(the registrant’s fourth fiscal quarter in the case of an annual report)”;

(f) Reference to “summarize and report financial data” in paragraph 5(a) should be replaced with “summarize and report financial information”.

Response:
Each of the above-referenced revisions have been to the certifications attached to the Quarterly and Annual Reports.

Comment 2. We note that you did not file full amendments to your Forms 10-QSB for the quarters ended September 30, 2004, December 31, 2004, March 31, 2005 and September 30, 2005. Please amend all reports, in their entirety, in response to comment 1.

Response:
The Quarterly and Annual Reports have been augmented to include all information, including the information that was originally filed.

Comment 3.  Please revise your financial statements included in your Form 10-KSB/A for the years ended June 30, 2005 and 2004 to disclose, in a footnote to the financial statements, the restatement adjustment. In addition, please have your auditor update their Independent Auditors Report in accordance with AU Section 530.

Response:
The financial statements contained in the Company’s Form 10-KSB/A for the years ended June 30, 2004 and 2005 have been revised to include a footnote to the financial statements for the restatement adjustment. Moreover, the Independent Auditors Report has been updated in accordance with AU Section 530.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.